SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                             American Skiing Company
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                    029654308
                                 (CUSIP Number)


                          Foster A. Stewart, Jr., Esq.
                             American Skiing Company
                            Sunday River Access Road
                               Bethel, Maine 04217
                            Telephone: (207) 824-8100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 8, 2000
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person
         Leslie B. Otten
         S.S. NO.  ###-##-####

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a) |X|
                ----------------------------------------------------------------

         (b) [ ]
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3.       SEC Use Only
                      ----------------------------------------------------------

4.       Sources of Funds (See Instructions) 00
                                           -------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

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6.       Citizenship or Place of Organization  United States
                                               ---------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

Number of
                         7.        Sole Voting Power  15,593,863(1)
Shares                                                --------------
                         8.        Shared Voting Power 30,000
Beneficially                                           ------
                         9.        Sole Dispositive Power 15,593,863(1)
Owned by                                                  -------------
                         10.       Shared Dispositive Power 30,000
Each                                                        ------

Reporting

Person

With
--------------------------------------------------------------------------------

11.      Aggregate   Amount   Beneficially   Owned  by  Each  Reporting   Person
         15,623,863(1)
         -------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X| Excludes shares held by
                                        ----------------------------------------
         other  Stockholders  who are party to the Voting  and  Recapitalization
         -----------------------------------------------------------------------
         Agreement.
         ----------------------

13.      Percent of Class Represented by Amount in Row (11)    51.28% (1)
                                                            --------------------

14.      Type of Reporting Person (See Instructions)   IN
                                                     ---------------------------

         (1) Assumes conversion of the Class A Common Stock to Common Stock as described in Item 5.

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1.       Name of Reporting Person
         Albert Otten Trust f/b/o Mildred Otten

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a) |X|
                ----------------------------------------------------------------

         (b) [ ]
              ------------------------------------------------------------------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Sources of Funds (See Instructions) 00
                                           -------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

6.       Citizenship or Place of Organization  United States
                                               ---------------------------------

         -----------------------------------------------------------------------

Number of
                         7.        Sole Voting Power 30,000
Shares                                               ------
                         8.        Shared Voting Power _______
Beneficially
                         9.        Sole Dispositive Power  30,000
Owned by                                                   -------
                         10.       Shared Dispositive Power ________
Each

Reporting

Person

With

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  30,000
                                                                       ---------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X| Excludes shares held by other Stockholders who
                                 -----------------------------------------------
         are party to the Voting and Recapitalization Agreement.
         -----------------------------------------------------------------------

13.      Percent of Class  Represented  by Amount in Row (11) Less than 1.00% of
                                                              ------------------
         all currently outstanding Common Stock
         -----------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)   IN
                                                     ---------------------------

              Mr.  Leslie B. Otten  ("Mr.  Otten")  hereby  amends the report on
Schedule 13D filed by Mr. Otten on November 19, 1997 and the Albert Otten Trust f/b/o Mildred Otten (the "Trust" and together with Mr. Otten the "Reporting Persons") hereby provides this Statement on Schedule 13D, in respect of the common stock (the "Common Stock") of American Skiing Company, a Delaware corporation (the "Issuer").


Item 1.  Security and Issuer.

              This statement relates to the Common Stock, par value $.01 per share, of the Issuer, whose principal executive offices are located at Sunday River Access Road, Bethel, Maine 04217.

Item 2.  Identity and Background.

              The persons listed in numbers 1 and 2 are the persons filing this joint statement.

1.       a.       Leslie B. Otten

         b.       Sunday River Access Road, Bethel, Maine 04217

         c. Chairman and Chief Executive Officer, American Skiing Company, Sunday River Access Road, Bethel, Maine 04217

         d.       Not applicable

         e.       Not applicable

         f.       United States of America

2.       a.       Albert Otten Trust f/b/o Mildred Otten

         b.       Sunday River Access Road, Bethel, Maine 04217

         c. Leslie B. Otten, as Trustee of the Albert Otten Trust f/b/o Mildred Otten

         d.       Not applicable

         e.       Not applicable

         f.       Not applicable

Item 3.  Source and Amount of Funds or Other Consideration.

              The 833,333 shares of Common Stock purchased by Mr. Otten from the Issuer were acquired for a total purchase price of $14,999,994, all of which (together with certain fees and expenses associated with such borrowing) Mr. Otten borrowed from ING (U.S.) Capital Corporation ("ING") pursuant to a Credit Agreement, dated as of November 11, 1997, by and between Mr. Otten and ING. Such borrowings have been secured by a pledge in favor of ING of all of such 833,333 shares of Common Stock, together with all of the Class A common stock owned by Mr. Otten, pursuant to a Pledge Agreement, dated as of November 11, 1997, by and between Mr. Otten and ING. Under the Pledge Agreement, Mr. Otten must have pledged in favor of ING sufficient shares of Common Stock and Class A common stock in order that the fair market value of such shares is not less than 400% of the initial outstanding indebtedness of Mr. Otten pursuant to the Credit Agreement as of November 11, 1997, and not less than 300% of the outstanding indebtedness of Mr. Otten pursuant to the Credit Agreement thereafter. Mr. Otten


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

retains full voting power over all shares owned by him, including any shares so pledged, prior to the occurrence of an event of default under the Credit Agreement (although Mr. Otten has agreed not to vote his shares in favor of the consolidation, merger, dissolution, liquidation or other reorganization of the Issuer while any shares remain pledged under the Pledge Agreement, which restriction has been waived by ING in connection with the transaction described at Item 4). Mr. Otten has agreed not to dispose of any of the Common Stock or Class A common stock owned by him without the consent of ING while any amounts remain outstanding under the Credit Agreement. The Trust purchased 30,000 shares of Common Stock in a series of open market purchases at then current market prices. Mr. Otten has the power to vote the shares of Common Stock held by the Trust.

Item 4.  Purpose of Transaction.

                  The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 8, 2000 by and among the Issuer, ASC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("ASC Merger Sub"), and MeriStar Hotels & Resorts, Inc., a Delaware corporation ("MeriStar"), providing, among other things, for the merger (the "Merger") of ASC Merger Sub with and into MeriStar. Upon the Merger (if consummated) MeriStar will become a wholly-owned subsidiary of the Issuer. In the Merger, among other things, each outstanding share of MeriStar common stock and the associated right to purchase shares of MeriStar's Series A junior participating preferred stock, will be converted into the right to receive 1.88 shares of the Issuer's Common Stock. In addition, a new Board of Directors of the Issuer will be elected, and the Certificate of Incorporation and Bylaws of the Issuer will be amended and restated. The Merger is subject to the approval of the Merger Agreement by (i) the holders of a majority of the outstanding shares of MeriStar's outstanding common stock (ii) the majority of the votes cast by holders of MeriStar's common stock other than those cast by stockholders who are parties to the MeriStar Voting Agreement and (iii) the holders of a majority of the outstanding shares of the Issuer's Common Stock on an as-converted basis. In addition, an affirmative vote of the holders of a majority of the Issuer's Series A preferred stock, voting as a single class, and holders of a majority of the Issuer's Series B preferred stock, voting as a single class, must approve the recapitalization contemplated by the Merger Agreement and the proposal to amend and restate the Certificate of Incorporation and Bylaws of the Issuer.

                   As a condition and  inducement for MeriStar to enter into the
Merger Agreement, certain stockholders of the Issuer including Mr. Otten and the Trust (collectively, the "Stockholders") have entered into the Voting and Recapitalization Agreement, dated December 8, 2000 (the "Voting and Recapitalization Agreeement"), agreeing thereunder to vote their shares of Common Stock, Class A common stock, Series A preferred stock and Series B preferred stock in favor of the Merger and the transactions contemplated by the Merger Agreement and the Voting and Recapitalization Agreement, including those requiring a class vote by holders of the Series A preferred stock and Series B preferred stock. In addition, pursuant to the Voting and Recapitalization Agreement, the Stockholders have agreed to vote against (a) any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Issuer set forth in the Merger Agreement or
(b) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting and Recapitalization Agreement. The Voting and Recapitalization Agreement further provides for certain restriction on the ability of the Stockholders to transfer their stock. The Voting and Recapitalization Agreement terminates upon the earlier to occur of the termination of the Merger Agreement and June 30, 2001.

                  As provided in the Voting and Recapitalization Agreement, immediately prior to the Merger (and as a condition to its consummation), the

Issuer will undergo a recapitalization (the "Recapitalization") whereby (1) Mr. Otten, the Issuer's Chairman and Chief Executive Officer and the holder of all 14,760,530 shares of the Issuer's Class A common stock, will convert each share of his Class A common stock into one share of Issuer Common Stock, (2) the holders of the Issuer's 10.5% Series A preferred stock ("Series A Preferred Stock") will convert their shares of Series A Preferred Stock into (a) a number of shares of a new Series of Issuer 14% preferred stock equal to the aggregate liquidation preference for all the shares of Series A Preferred Stock plus accrued and unpaid dividends on the Series A Preferred Stock determined as of the closing date of the Merger and (b) a number of shares of Common Stock equal to 20.7% of the Preferred Value (the "Preferred Value"), divided by $1,000.00, of the new 14% preferred stock divided by $2.22, (3) Oak Hill Capital Partners, L.P. ("OHCP") and its affiliates will convert their shares of Series B preferred stock into a total of 74,934,159 shares of Common Stock, and (4) an aggregate principal amount of $13.0 million of loans from OHCP to Issuer's resort development subsidiary, together with interest on that loan accrued through October 31, 2000, will be repaid in the form of Common Stock at the rate of $2.22 per share, resulting in the issuance of approximately 5,850,968 shares of Common Stock. The Voting and Recapitalization Agreement further provides that Mr. Otten will have the ability to nominate two of the eleven directors on the Issuer's initial Board of Directors at the Issuer's special meeting of stockholders that will be called to consider the Merger and the related proposals. The constitution of the Issuer's initial Board of Directors is further described in the Voting and Recapitalization Agreement. The Board of Directors of the Issuer will have three classes of directors. The terms of each class of directors expire on the date of the Issuer's annual meeting of stockholders on 2001, 2002 and 2003. Replacements for the directors whose terms are expiring will be elected by vote of the stockholders of the Issuer. Mr. Otten will be Chairman of the Issuer following the Merger and the other management of the Issuer following the Merger is described in Annex C of the Merger Agreement.

                  The Merger Agreement provides that it is also a condition to MeriStar's obligation to consummate the Merger that a warrant to purchase 6,000,000 shares of Issuer Common Stock at an exercise price of $2.50 per share, which was to be issued to OHCP under the securities purchase agreement among OHCP, the Issuer and ASC Resort Properties, Inc., dated as of July 31, 2000, as amended (the "Securities Purchase Agreement"), be issued.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons presently own 863,333 shares of the Common Stock of the Issuer (representing 5.50% of the outstanding Common Stock as of the date hereof), of which shares Mr. Otten acquired 833,333 directly from the Issuer on November 12, 1997 at a price of $18.00 per share in conjunction with the public offering conducted by the Issuer through underwriters led by Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriters") and 30,000 were acquired by the Trust in open market purchases. Mr. Otten also has the right to acquire: (i) up to an additional 400,000 shares of Common Stock at a price per share of $2.27 pursuant to stock options granted to Mr. Otten by the Issuer on August 1, 2000, (ii) up to an additional 250,000 shares of Common Stock at a price per share of $2.50 pursuant to stock options granted to Mr. Otten by the Issuer on October 2, 2000, (iii) up to an additional 250,000 shares of Common Stock at a price per share of $4.00 pursuant to stock optons granted to Mr. Otten by the Issuer on October 2, 2000, and (iv) up to an additional 14,760,530 shares of Common Stock in exchange for the 14,760,530 shares of Class A common stock held by Mr. Otten. If Mr. Otten were (i) to exercise such options in full, (ii) to effect such exchange in full, and (iii) to do both, Mr. Otten's ownership of the Common Stock would be 10.62%, 51.28% and 52.68%, respectively, of the outstanding Common Stock (assuming no other issuances of such stock between the date hereof and the consummation of such transactions). Christine Otten, the spouse of Mr. Otten, has been granted options to purchase 20,060 shares of Common Stock at a price of $2.00 per share, as to which shares Mr. Otten disclaims beneficial ownership.

         (b) Mr. Otten possesses sole voting power with respect to all of such presently outstanding shares of stock, except that with respect to shares held by the Trust, he would vote such shares in his capacity as trustee of the Trust. With respect to the power to dispose of (or to direct the disposition of) the shares of stock held directly by Mr. Otten, under the Credit Agreement and Pledge Agreement described in Item 3 above, for so long as any amounts remain outstanding under such Credit Agreement, Mr. Otten may not dispose of any such shares unless such loan is repaid in full or ING otherwise consents to such disposition.

         (c) None

         (d) See Item 3 and Item 5(b) above.

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Items 3, 4 and 5(b). The descriptions herein of the Merger Agreement and the Voting and Recapitalization Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits
99.1 and 99.2, respectively, and which are specifically incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1-- Agreement and Plan of Merger among MeriStar Hotels & Resorts, Inc., American Skiing Company and ASC Merger Sub, Inc., dated as of December 8, 2000.

         Exhibit 99.2-- Voting and Recapitalization Agreement among MeriStar Hotels & Resorts, Inc., American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., Oak Hill Securities Fund II, L.P., OHCP Ski, L.P., Madeleine LLC, Mr. Otten and the Albert Otten Trust f/b/o Mildred Otten, dated as of December 8, 2000.

         Exhibit 99.3 -- Joint Filing Statement between American Skiing Company and the Albert Otten Trust f/b/o Mildred Otten.



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

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATED: December 18, 2000



                                        AMERICAN SKIING COMPANY



                                        By /s/ Leslie B Otten
                                           -------------------------------------
                                        Name: Leslie B. Otten
                                        Title: Chairman and Chief Executive
                                               Officer


                                        ALBERT OTTEN TRUST F/B/O MILDRED OTTEN



                                        By /s/ Leslie B. Otten
                                           -------------------------------------
                                            Name: Leslie B. Otten
                                            Title:  Trustee

                                            EXHIBIT INDEX


         Exhibit                      Description


         99.1 Agreement and Plan of Merger among MeriStar Hotels & Resorts, Inc., American Skiing Company and ASC Merger Sub, Inc., dated as of December 8, 2000


         99.2 Voting and Recapitalization Agreement among MeriStar Hotels & Resorts, Inc., American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., Oak Hill Securities Fund II, L.P., OHCP Ski, L.P., Madeleine LLC, Mr. Otten and the Albert Otten Trust f/b/o Mildred Otten, dated as of December 8, 2000.


         99.3 Joint Filing Statement between American Skiing Company and the Albert Otten Trust f/b/o Mildred Otten

                                       8

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